Mail Stop 3010

July 17, 2009

Dr. Mislav Pavelic
President
OpenCell Biomed, Inc.
25 The West Mall, #253, Unit 1336
Toronto, Ontario, M9C 1B8

> **Re: OpenCell Biomed, Inc.**
> **Item 4.01 Form 8-K**
> **Filed July 16, 2009**
> **File No. 333-141094**

Dear Dr. Pavelic:

We have reviewed the above referenced filing and have the following comments. We welcome any questions you may have about our comments. Feel free to contact us at the number listed at the end of this letter.

1. Please revise the Form to state whether the former accountant resigned, declined to stand for re-election or was dismissed, and the specific date, as required by Item 304(a)(1)(i) of Regulation S-K.

2. Please revise your disclosure regarding any disagreements between you and MSCM to clarify that the statement applies to the subsequent interim period through the date of resignation, declination or dismissal.

3. Please obtain and file an Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

As appropriate, please amend your filing and respond to these comments via EDGAR within five business days of the date of this letter. Please note that if you require longer than 5 business days to respond, you should contact the staff immediately to request additional time. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its

Dr. Mislav Pavelic
OpenCell Biomed, Inc.
July 17, 2008
Page 2

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call me at (202) 551-3694.

Sincerely,

Jonathan Wiggins
Staff Accountant